Mail Stop 3720

June 18, 2007

Via U.S. Mail

Ms. Cathy A. MacLeod
Chief Accounting Officer
Paccar Financial Corp.
777-106th Ave., N.E.,
Bellevue, WA 98004

     RE: Paccar Financial Corp.
              Form 10-K for the Year ended December 31, 2006
              Filed February 26, 2007
              File No. 001-11677

Dear Ms. MacLeod:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings, as applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We note your discussion of the results of operations on page 11. In future filings, please provide a more robust discussion of your results of operations including quantifying the impact of the substantial drivers behind the changes in your significant income statement line items, to the extent necessary for a clear understanding of your business as a whole. For example, we note your discussion of interest and other revenues in 2006 attributes the increase to higher earning assets and higher interest rates but it does not separately quantify the impact of each factor. Refer to FR-72.

Financial Statements and Notes

Note D- Transactions with Paccar and Affiliates, page 25

2. Refer to Defined Benefit Pension Plan. We note your disclosures that "[s]eparate allocations of plan assets and defined benefit plan obligations relating to the Company have not been made." Explain to us your GAAP basis in not recording these assets and liabilities in the financial statements.

3. Refer to the last paragraph of the section. We note your disclosures that $34.9 million and $20.8 million payable to Paccar's truck division in 2006 and 2005, respectively, are recorded within "accounts payable, accrued expense and other" line item in the balance sheets. In future filings, please separately identify these related party payable on the face of the financial statements. Refer to Rule 4-08 (k) of Regulation S-X.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director